EXHIBIT 21

SUBSIDIARIES

1. Sino Trade - Intelligent Development Corp. Limited., a corporation formed under the laws of Hong Kong.

2. Wah Mau Corporate Planning Development (Shenzhen) Company Limited (this is an English translation of the official Chinese name) - a corporation formed under the laws The People's Republic of China.

3. Idea Asia Limited, a corporation formed under the laws of Hong Kong.

4. China Media Power Limited, a corporation formed under the laws of Hong Kong.